December 3, 2024

Timothy Bridgewater
Chief Executive Officer
Zeo Energy Corp.
7625 Little Rd, Suite 200A
New Port Richey Florida 34654

       Re: Zeo Energy Corp.
           Form 8-K
           Filed November 14, 2024
           File No. 001-40927
Dear Timothy Bridgewater:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing